Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: North Pittsburgh Systems, Inc.
File No. of Related Registration Statement: 333-146131

Consolidated Communications Holdings, Inc
November 8, 2007 Earnings Conference Call

Operator:	Welcome to the Consolidated Communications Third Quarter Earnings call. At this time all participants are in a listen-only mode.

Following management’s prepared remarks we’ll hold a Q&A session. To ask a question, please press star followed by 1 on your touchtone phone. If anyone has difficulties hearing the conference, please press star 0 for operator assistance.

As a reminder, this conference is being recorded November 8, 2007. I would now like to turn the conference over to Steve Jones. Please go ahead, sir.

Steve Jones:	Thank you, Kate, good morning and thank you to all of you for joining us today on Consolidated Communications’ Third Quarter 2007 Earnings conference call.

I am Steve Jones, Vice President, Investor Relations, and with us on the call are Bob Currey, President and Chief Executive Officer, and Steve Childers, Chief Financial Officer. After the prepared remarks we will conduct a question and answer session.

I will now review the safe harbor provisions of this call. This call may contain forward-looking statements within the meaning of the federal securities laws.

Such forward-looking statements reflect, among other things, management’s current expectations, plans and strategies, and anticipated financial results -- all of which are subject to known and unknown risks, uncertainties and factors that may cause the actual results to differ materially from those expressed or implied by these forward-looking statements.

Please see our public filings with the Securities and Exchange Commission for more information about forward-looking statements and related risk factors.

In addition, during this call we will discuss certain non-GAAP financial measures. Our earnings release for this quarter’s results, which has been posted to the Investor Relations section of our Web site, contains reconciliations of these measures to their nearest GAAP equivalent.

And now the proxy solicitation. This material is not a substitute for the prospectus and proxy statement Consolidated Communications Holdings and North Pittsburgh Systems filed with the Securities and Exchange Commission, which was mailed to North Pittsburgh Systems’ shareholders on October 12, 2007.

Investors are urged to read this prospectus and proxy statement, which contains important information, including detailed risk factors.

The prospectus and proxy statement and other documents which were filed by Consolidated Communications Holdings and North Pittsburgh Systems with the Securities and Exchange Commission are available free of charge at the SEC’s Web site or by directing a request to either company.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offers, solicitation or sale will be - would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Consolidated Communications Holdings and North Pittsburgh Systems and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions.

Information about the directors and executive officers of Consolidated Communications is set forth in the proxy statement filed in connection with its 2007 annual meeting.

Information about the directors and executive officers of North Pittsburgh Systems is set forth in the prospectus, proxy statements and the company’s annual report on Form 10-K for the year ended December 31, 2006 as amended.

Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus and proxy statements.

I will now turn the call over to Bob, who will provide an overview of our financial and operating results. Steve Childers will then provide a more detailed review of our third quarter financials and Bob will then conclude the prepared remarks with an update on the North Pittsburgh transaction.

Bob?

Bob Currey:
Thank you, Steve and thank all of you for joining us today. I’m pleased to report that we had another solid quarter. The existing business continues to perform well and the North Pitt acquisition is on track to close in the fourth quarter or at the latest, early in 2008.

We continued to successfully execute on our strategy of providing high-quality broadband and voice services, thus generating strong sustainable cash flow to support our dividend. This is achieved by growing revenue per customer, improving operating efficiency and maintaining our disciplined capital expenditure philosophy.

Regarding the quarter, I’ll start with a brief overview of the financial results and then talk about the strong operating metrics.

Our results for the third quarter were solid. Revenue and adjusted EBITDA were $80.3 million and $33.5 million respectively.

Results this quarter were impacted by a prior period subsidy settlement. The net settlement amount resulted in a $2.1 million reduction in both revenue and adjusted EBITDA.

The dividend payout ratio for the quarter was 92.6% including the subsidy true-up and 77.4% without it. Even with the impact of the true-up we are at a comfortable 77.7% year-to-date payout ratio.

We delivered strong operating metrics, growing connections by 4,000 this quarter. And we have now surpassed 300,000 total connections.

In terms of DSL, I would describe it as a phenomenal quarter. We added over 4,300 new DSL subscribers, bringing the total subscriber base to almost 63,000. This represents our strongest third quarter ever and brings our penetration of primary residential lines to 38.6%.

For the quarter, we also added 1,500 IPTV customers across both states, bringing the total subscriber base to just over 11,000.

In August, with the launch of Illinois, we completed the high-definition rollout and now offer a competitive HD channel lineup in both states. The picture quality is great and the customer reaction continues to be very positive.

To date, 750 customers have signed up for HD, representing a 7% penetration of our IPTV households.

In the past I’ve talked about our ability to tailor programming to meet the needs of our subscribers. Another examples of that is the Big Ten Network. We offer it in Illinois and it is not offered by our cable competitors.

We believe that being able to react to market demand is key in helping to differentiate us in the marketplace and gain market share.

Regarding DVR, we continue to test the product and are still targeting a fourth quarter launch in all markets. Combining HD with DVR will further strengthen our IPTV platform and when coupled with voice and data, provide a very compelling triple-play value proposition.

DSL and IPTV are sticky and have been drivers of the growth connections and revenue per customer. Approximately 90% of our IPTV customers take our full triple-play offering, making us the leading triple-play provider in our markets.

As I’ve previously mentioned, we also offer a hosted VoIP product in Texas targeted toward small and medium-sized business. We continue to be pleased with the subscriber growth. We added 350 seats in the third quarter, bringing the total number to just over 2,200.

I would add that these seat counts associated with this product have more than doubled in the last 12 months and that it is not included in our total connection count.

On the competitive front, although we continue to expect additional entrants, no new cable companies launched a voice product in our markets during this quarter.

And finally, I’m pleased to report that we successfully completed phase 3, our last phase of our billing integration. This completes the Illinois and Texas billing project. I appreciate all the hard work put forth by the billing teams.

After briefly catching their breath, they have now turned their attention to finalizing the integration plan for North Pittsburgh and will focus their attention on converting those systems to Consolidated’s platforms.

I’ll now turn the call over to Steve Childers for a financial review.

Steve Childers:
Thanks, Bob. Good morning to everyone. As Bob mentioned, we are pleased with both our third quarter and year-to-date results. This morning I will review our quarterly financial performance and then update 2007 guidance.

Revenue for the quarter was 80.3 million, which is consistent with the third quarter of 2006.

As anticipated, third quarter revenues were negatively impacted by a prior period ICLS subsidy settlement. The settlement was associated with the 2006 time period and resulted in a net $2.1 million reduction in revenue compared to the third quarter of last year, resulting in a 900,000 negative variance.

Also reflected in the net subsidy settlement this quarter was the impact of an update to our 2007 ICLS cost studies. This resulted in a $398,000 positive adjustment in the quarter, of which $265,000 related to the first half of 2007.

Additionally, revenues from local calling services were down, primarily to the reduction in local access lines, while the $2.0 million increase in data and Internet revenue was driven by growth in broadband customers.

Total operating expenses for the quarter were $65.8 million -- an increase of approximately 1 million compared to the third quarter of 2006.

This increase was driven by 600,000 in incremental noncash compensation associated with the restricted share plan, 400,000 in weather-related overtime and 600,000 associated with the resolution of the vendor disputes reflected in both periods. These were partially offset by 600,000 reduction in depreciation and amortization.

We would expect fourth quarter expense levels to be consistent to slightly below those of the third quarter, although they could be slightly impacted by the timing of integration costs with respect to North Pittsburgh.

Net interest expense for the quarter was 11.9 million -- an increase of 700,000 compared to the third quarter of 2006.

This increase was driven by increased borrowings associated with the July 2006 share repurchase and new interest rate swap agreements that were initiated to both replace existing agreements that expired and to increase our overall hedge position.

Consolidated term debt is now approximately 99% hedged, with an average annual interest rate of 6.6%.

Income tax expense for the quarter was $2.0 million, reflecting a decrease of $1.9 million compared to the third quarter of 2006.

The decline was driven by a difference in pretax income and by the fact that the third quarter of 2006 included $800,000 in additional tax expense associated with the finalizing and filing the 2005 federal return.

Accordingly, net income for the third quarter of 2007 was $2.3 million compared to $2 million for the same period last year.

Net income per common share for the third quarter of 2007 was 9 cents compared to 7 cents for the same period last year. However, we believe it is appropriate to look at third quarter income per share on an adjusted basis. As detailed when you get the net income per share schedule in the earnings release, our adjusted number was 14 cents per share.

After adding back the anticipated subsidy settlement, adjusted EBITDA would have been $35.6 million, which was consistent with our expectations. Capital expenditures were on plan at $8 million in the third quarter of 2007.

From a liquidity standpoint, we ended the quarter with $24.4 million in cash and cash equivalents. And our $30 million revolver remains fully available to us.

For the third quarter of 2007, our total net leverage ratio as calculated in our earnings release was four times to one. All of our coverage ratios were well within compliance levels of the credit facility.

Cash available to pay dividends, or CAPD was $10.9 million for the quarter, yielding a 92.6% dividend payout ratio. Excluding the prior period subsidy settlement, the run rate payout ratio was 77.4% for the quarter.

Now I’d like to update our 2007 guidance. Capital expenditures for the full year are expected to be in the range of $32.5 million to $33.5 million.

Cash interest expense is expected to be in the range of $44 million to $44.5 million. And cash income taxes are expected to be in the range of $13 million to $14 million.

With respect to our dividend, our board of directors has declared the next quarterly dividend of approximately 39 cents per common share payable on February 1, 2008 to shareholders of record on January 15, 2008.

I’ll now turn the call back over to Bob for an update on North Pittsburgh and closing remarks.

Bob Currey:
Thanks, Steve. We continue to be very excited about our North Pittsburgh transaction. It adds attractive markets to our portfolio, it has a strong network that will be leveraged to increase broadband penetration and launch IPTV, and it’s expected to be cash flow accretive in the first full year of operations.

In terms of an update, the North Pittsburgh shareholder meeting will be held on Tuesday, November 13. The regulatory approval process is nearing completion and the integration planning is well underway.

From a regulatory approval perspective, the FTC has granted early termination of Hart-Scott-Rodino waiting period. The FCC has approved both our international and domestic 214 applications. We are very close to completing the process with the Pennsylvania PUC. We have successfully concluded discussions with all the interveners and expect to be on the December 6th PUC open meeting docket.

Assuming PUC approval in December, we would be in a position to close in the fourth quarter or at the latest, in early 2008.

In terms of integration, the planning process is underway and doing very well. This is very familiar territory for us. We’re using the same playbook that has proven successful on our prior integrations. There have been detailed planning sessions between the various process owners from both companies. And in collaboration with North Pitt management team, several integration projects have been fast-tracked. I’ll mention two key projects -- one, IPTV deployment, and the migration of the financial system from JD Edwards to our PeopleSoft.

Project teams have been named for both efforts and the implementation process has begun. We are anxious to get going and will be well prepared to hit the ground running once the transaction closes.

As mentioned on this call and previous ones, we’ve spent the last several months working with the North Pitt team on completing the detailed integration plans, having discussions internally on organizational structure and validating our synergy assumptions. As a result of all of this, we are pleased to report that nothing has changed with regard to our synergy estimates. We are very confident that we will achieve both the OPEX and the CAPEX targets previously provided.

If you are not aware, North Pittsburgh also released their earnings this morning. And you may refer to their press release for the specifics on the quarter. Although third quarter access line loss was higher than the second quarter, their results were in line with our expectations. In advance of the transaction closing, the incumbent cable providers have increased their promotional activities. We expected this and this is one of the reasons we’re fast-tracking IPTV.

Lastly, regarding the financing for the transaction, both Moody’s and S&P recently affirmed their existing ratings for us. We intend to launch the bank deal on Wednesday of next week and expect to be in a position to close and fund the acquisition and financing transactions shortly after receiving the Pennsylvania PUC approval.

So in summary, we’re pleased with our performance this past quarter. We are excited with both how the current business is performing and the opportunities presented by North - by the North Pitt transaction. We look forward to continuing our focus on our customers, with both great service and great products.

And with that summary, Kate, I would like to open it up for questions.

Operator:
Ladies and gentlemen, if you wish to register for a question for today’s question and answer session, you will need to press star then the number 1 on your telephone. You will hear a prompt to acknowledge your request.

If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the star then the number 2. If you are using a speakerphone, please pick up your handset before entering your request.

Again, we request that if you have pressed star 1 to ask a question before this time, please press it once more to ensure that you enter into the queue. One moment please for the first question.

Your first question is from Patrick Rien from Lehman Brothers.

Patrick Rien:	Good morning and thanks for taking the question. I just want to talk a little bit about the IPTV potential over at North Pittsburgh.

I wonder if you can maybe give us an idea of when you expect to launch that product, maybe when marketing would begin, and then an idea of what percent of lines would actually be able to get that product? Thanks.

Bob Currey:	Good morning, Patrick. We plan - as I mentioned with the fast-tracking of that project, we plan on launching as soon as possible.

You know, I can’t give you a specific date today except to tell you that all of the planning is well along. The engineering is done and completed. The marketing programs are ready to launch. And as soon as this transaction closes, we will launch pretty quickly after that date.

As far as the second part of your question, the size of the Pittsburgh market, you know, we’ll launch, you know, with approximately 80% coverage right from the get-go.

Patrick Rien:	Great. And just one quick follow-up. Will you also be launching HD and DVR in that market at the same time?

Bob Currey:	Yes we will. We’ll launch - we’ll have the same HD and DVR products across all of our markets.

Patrick Rien:	Great. Thanks a lot.

Bob Currey:	You’re welcome.

Operator:	Your next question is from Jonathan Chaplin from JPMorgan.

Jonathan Chaplin:	Good morning, guys. So DSL and access lines both came in quite a lot better than we expected. And they really bucked trends we’ve seen pretty much across the industry this quarter.

I’m wondering if you can give us some insights into what you’re doing on the DSL front that’s driving the growth that you’re seeing at the moment. I mean it’s particularly impressive given how high - I think you probably have the highest DSL penetration across the group already. And still you’re growing at a faster rate.

And then I’m wondering if you could just - if you have any insight into the impact that DSL penetration is having on access lines. I’m wondering if it’s the high DSL penetration that’s resulting in better than peer access line trends as well. Thank you.

Bob Currey:	Good morning, Jonathan.

Jonathan Chaplin:	Hey Bob.

Bob Currey:	Thanks for that multipart question there. Let me see if I’ve got them all.

The first part, as far as what are we doing with DSL, nothing different than we have in the past. We’ve maintained the pricing. You know, if they take a longer-term contract we do discount the product.

But it’s more of the same, just offering a value proposition, good word of mouth in our communities about the value of the product. I would also add that the value of the triple play has certainly contributed to our DSL success.

Regarding access line losses, you know, we’re strong believers that the bundle is sticky, that IPTV does add to that bundle. You know, we’re up to 11,000 customers. We definitely see less churn with the more products that our customers take.

And I think, you know, at the end of the day it is the value of the bundle that is the attraction that is responsible for our access line losses to date.

Jonathan Chaplin:
So Bob, if I could just follow up on your DSL comment, is it the availability of video in a greater portion of your footprint that resulted in record net adds or record quarter net adds this time around? Do you think that’s the biggest contributor to the increase in growth that you’re seeing?

Bob Currey:
No, not at all because we didn’t even expand the homes passed of IPTV in this quarter, Jonathan. They’re basically where they’re going to be for the remainder of this year. So that wouldn’t be a contributor.

It’s just, again the value of the product. You know, I’ll give my marketing and sales team a lot of credit - a very focused and a compelling product.

And, you know, and we have launched a naked product. I announced that on the last call. It hasn’t acquired a lot of new customers at this point and we charge a $5.00 premium for it. But it has worked particularly in the college environment, the off-campus student housing.

So it’s really just more of the same. Second quarter was good but seasonal and the third quarter bounced back up to where we had expected to be.

Jonathan Chaplin:	That’s great. Thank you very much.

Operator:	Your next question is from Robert Simmons from Oppenheimer.

Robert Simmons:	Hey guys. Two questions. One is you said that you’re not going to pass any more homes this year but what are your expectations for ’08 and ’09 in your current markets?

Bob Currey:	Yeah. Thanks for the call, Robert. The plan is to add roughly 30,000 homes next year and 20,000 in ’09.

Robert Simmons:	Okay. That’s great. Thanks. And the other thing is can you talk more about the subsidy true-up? Like, explain a little bit more how that works.

Steve Childers:	Hey Robert. This is Steve Childers. Thanks for your question. The true-up is basically - it’s - in the third quarter - let’s kind of back review the - what we actually recognized in the third quarter.

We recorded a $2.1 million net ICLS or Interstate Common Line Support true-up. Two point four million of that actually was attributable to 2006.

And then based on - and that was triggered by the filing of our final cost studies in July of this year, representing 2006, which basically trued up our expenses and rate-based categorization of investment for that time period.

At the same time we also revised our 2007 projections for the ICLS revenue requirement. And that generated a positive true-up of roughly $398,000 that was booked in the quarter.

Two hundred and sixty-five thousand of that was attributable to the first half of this year. One hundred and thirty-three thousand of that was attributable to the third quarter and should be in our run rate going into fourth quarter.

Robert Simmons:	All right. Gotcha. Thank you very much.

Steve Childers:	You bet.

Operator:	Once again, ladies and gentlemen as a reminder, to register for a question, please press star then the number 1 on your telephone. Your next question is from Chris Larsen from Credit Suisse.

Brad:
Hi. Yes. This is Brad for Chris. I just had a real quick question on your level of cable VoIP competition now. I know it’s really low in Texas and Illinois. But I was wondering if you could just remind us where it’s at, where you think it’s going.

And then you mentioned in the Pittsburgh properties that it’s ramping up. If you could just kind of compare the two markets and sort of, you know, where you see that going as well?

Bob Currey:
Brad, Mediacom in Illinois, which covers about 60% of the territory, is the only cable company that has launched a VoIP product. You know, we’ve seen VoIP competition from the Vonages and others but as far as the cable competitors, it’s only been Mediacom up to this point.

Brad:	Okay. And then in Pittsburgh?

Bob Currey:	In Pittsburgh they have launched - both cable companies up there, Armstrong and Comcast have both launched a VoIP product.

Brad:	Okay. And you don’t have any idea how many percent of lines that it covers? Or is it all of them?

Bob Currey:	I think it’s everything. It would be ubiquitous to the whole territory.

Brad:	Okay. Thank you.

Bob Currey:	You’re welcome.

Operator:	And once again, ladies and gentlemen as a reminder, to register for a question, please press star then the number 1 on your telephone.

There are no further questions at this time. Please proceed with your presentation or any closing remarks.

Bob Currey:
Well thank you, Kate. And I want to thank all of you for joining us today and for your continued interest and support of Consolidated. As you heard today, we remain excited about our current position and opportunities, and look forward to updating you in the future.

Thanks and have a great day.

Operator:	Ladies and gentlemen, that concludes your conference call for today. We thank you for your participation and ask that you please disconnect your line. Thank you.

END

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition, successfully integrate the operations of North Pittsburgh Systems, Inc. (“North Pittsburgh”) and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and North Pittsburgh, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; the ability to refinance the existing debt as necessary; regulatory changes, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and North Pittsburgh’s service areas in Illinois, Texas and Pennsylvania; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and North Pittsburgh’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, North Pittsburgh or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and North Pittsburgh filed with the Securities and Exchange Commission on September 17, 2007, which, as amended, was declared effective on October 9, 2007. Investors are urged to read the prospectus/proxy statement, which contains important information, including detailed risk factors. The prospectus/proxy statement is, and other documents which will be filed by the Company and North Pittsburgh with the Securities and Exchange Commission will be, available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to North Pittsburgh, 4008 Gibsonia Road, Gibsonia, Pennsylvania 15044, Attention: Investor Relations. The definitive prospectus/proxy statement was first mailed to shareholders of North Pittsburgh on October 12, 2007.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and North Pittsburgh, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2007 annual meeting of shareholders. Information about the directors and executive officers of North Pittsburgh is set forth in the prospectus/proxy statement and North Pittsburgh’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive prospectus/proxy statement.